SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)*

Sanuwave Health, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001
(Title of Class of Securities)
781083 10 0
(CUSIP Number)

David N. Nemelka

732 N. Main Street

Springville, UT 84663

(801) 361-3746

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box.      .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 185060100

1	Names of Reporting Persons David N. Nemelka
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) _____ (b) _____
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) .
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,070,537
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,070,537
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,070,537
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 13.3%
14	Type of Reporting Person (See Instructions) IN

ITEM 1. Security and Issuer

This statement on Schedule 13D relates to shares of common stock, par value $0.001 (the “Common Stock”), of Sanuwave Health, Inc., a Nevada corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 11680 Great Oaks Way, Suite 350, Alpharetta, Georgia 30022.

ITEM 2. Identity and Background

(a)

NAME:

David N. Nemelka (the “Reporting Person” or “Mr. Nemelka”).

(b)

RESIDENCE OR BUSINESS ADDRESS:

732 N. Main Street, Springville, Utah 84663.

(c)

PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED:

Mr. Nemelka is self-employed as a business consultant and manages his own investments.

(d)

(e)

CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS:

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was or is to make the Reporting Person subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)

CITIZENSHIP:

The Reporting Person is a citizen of the United States.

ITEM 3. Source and Amount of Funds or Other Consideration

The source of the funds used to purchase the Issuer’s Common Stock was Mr. Nemelka’s personal funds, including funds in his profit sharing and Roth 401(k) accounts.

ITEM 4. Purpose of Transaction

The Reporting Person acquired the Issuer’s Common Stock for investment purposes.  In pursuing such investment purposes, the Reporting Person may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at such times, and in such manner, as he deems advisable to benefit from changes in market prices of the Common Stock, changes in the Issuer’s operations, business strategy or prospects, or from sale or merger of the Issuer.  To evaluate such alternatives, the Reporting Person will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Person and other investment considerations.  The Reporting Person may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, investment and financing professionals, sources of credit and other investors.  Such factors and discussions may materially affect, and result in, the Reporting Person modifying his ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.  As reported herein, the Reporting Person holds warrants and options and has rights under a put and call agreement to acquire additional shares of Common Stock.  The Reporting Person currently plans to exercise options to acquire from the Issuer a total of 511,252 Units, each consisting of one share of Common Stock and one common stock purchase warrant exercisable at price of $2.00 per share, for an exercise price of $2.00 per Unit, prior to their expiration on December 31, 2010.  The Reporting Person may elect to exercise some or all of the common stock purchase warrants from time to time based on various factors including the market price for the Common Stock, the respective exercise prices of the warrants, the respective expiration dates of the warrants and the factors discussed above with respect to the Reporting Person’s evaluation of alternatives.  Except as discussed above, the Reporting Person currently has no plans to engage in the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to his investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by him, in the public market or privately negotiated transactions.  The Reporting Person may at any time reconsider and change his plans or proposals relating to the foregoing.

ITEM 5. Interest in Securities of the Issuer

(a)

As of the date hereof, the Reporting Person is the beneficial owner of 2,070,537 shares of Common Stock, representing approximately 13.3% of the Issuer’s outstanding Common Stock based on the 14,168,487 shares of Common Stock outstanding as of October 12, 2010 as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2010 and updated in its current report on Form 8-K filed on October 14, 2010.  In calculating the Reporting Person’s ownership percentage, shares of Common Stock which are subject to options and warrants exercisable within 60 days have been treated as outstanding shares.  The shares of Common Stock beneficially owned by the Reporting Person consist of the following: (i) 46,264 shares held of record by a corporation of which the Reporting Person is the sole officer, director and stockholder; (ii) 24,000 shares held of record by the Reporting Person’s profit sharing plan over which the Reporting Person acts as trustee; (iii) 255,000 shares held of record by the Reporting Person’s Roth 401(k) Plan over which the Reporting Person acts as trustee;  (iv) 328,007 shares owned directly by the Reporting Person; (v) Class A Warrants to purchase 66,755 shares at a price of $4.00 per share at any time on or before September 25, 2014; (vi) Class B Warrants to purchase 66,755 shares at a price of $8.00 per share at any time on or before September 25, 2014; (vii) Class D Warrants to purchase 261,252 shares of Common Stock at a price of $2.00 per share at any time on or before October 12, 2012; and (viii) options to acquire from the Issuer 511,252 Units (the “Units”) at an exercise price of $2.00 per Unit at any time on or before December 31, 2010, with each Unit consisting of: (aa) one share of Common Stock; and (bb) one two-year Class D Common Stock Purchase Warrant to purchase one share of Common Stock at an exercise price of $2.00.

(b)

Number of shares of Common Stock as to which the Reporting Person has:

(i)

Sole power to vote or direct the vote:

  2,070,537

(ii)

Shared power to vote or direct the vote:  0

(iii)

Sole power to dispose or direct the disposition:  2,070,537

(iv)

Shared power to dispose or direct the disposition:  0

(c)

The following constitute all transactions with respect to the Common Stock effected during the past sixty (60) days by the Reporting Person, inclusive of any transactions effected through 5:00 p.m., Salt Lake City time, on October 19, 2010.

(i)

As described in more detail in Item 6., the Reporting Person entered into a Put and Call Agreement dated as of October 1, 2010 pursuant to which: (aa) the Reporting Person granted a put to a third party obligating the Reporting Person to purchase 250,000 Units (as defined above) at a price of $2.20 per Unit for a period of two years commencing October 1, 2010; and (ii) the Reporting Person was granted a call entitling the Reporting Person to purchase 250,000 Units at a price of $4.00 per Unit for a period of one year and three months commencing July 1, 2011.  The exercise of the call is subject to the prior exercise of the put and vice versa.

(ii)

Effective October 12, 2010, the Issuer and the Reporting Person entered into a Promissory Note Amendment to amend the terms of an outstanding promissory note payable to the Reporting Person in the principal amount of $250,000 such that the unpaid principal and interest on the note were converted into 261,252 Units (as defined in Item 5(a) above, at a conversion price of $2.00 per share, together with an option to purchase an additional 261,252 Units at a price of $2.00 per Unit at any time on or before December 31, 2010.

(iii)

On October 19, 2010, the Reporting Person acquired an option to purchase 250,000 Units (as defined in Item 5(a) above) from the Issuer at a price of $2.00 per Unit at any time on or before December 31, 2010.  The option was acquired in a private transaction for a price of $2,500.

(d)

Not applicable.

(e)

Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person entered into that certain Put and Call Agreement with McColee Partners LLC (the “Owner”) dated as of October 1, 2010, as amended October 19, 2010.  The agreement generally provides for the grant by the Reporting Person to the Owner of a put entitling the Owner to sell and requiring the Reporting Person to buy 250,000 Units (as defined in Item 5(a) above) at a price of $2.20 per Unit (the “Put”).  The Agreement also provides for the grant by the Owner to the Reporting Person of a call entitling the Reporting Person to purchase 250,000 Units from the Owner and obligating the Owner to sell the Units to the Reporting Person at a price of $4.00 per Unit (the “Call”).  The Put is exercisable for a period of two years commencing October 1, 2010, subject to the prior exercise of the Call.  The Call is exercisable for a period of one year and three months commencing July 1, 2011, subject to the prior exercise of the Put.  The foregoing summary of the Put and Call Agreement is qualified in its entirety by reference to the agreement itself, a copy of which is included as an exhibit to this Schedule 13D.

Effective October 12, 2010, the Reporting Person entered into a Promissory Note Amendment with the Issuer to amend the terms of an outstanding promissory note payable to the Reporting Person in the principal amount of $250,000 such that the unpaid principal and interest on the note were converted into 261,252 Units (as defined in Item 5(a) above) together with an option to purchase an additional 261,252 Units at a price of $2.00 per Unit at any time on or before December 31, 2010.

ITEM 7. Material to be Filed as Exhibits

Exhibit I – Put and Call Agreement dated as of October 1, 2010 between the Reporting Person and McColee Partners, LLC.

Exhibit II – Promissory Note Amendment dated October 12, 2010 between the Issuer and the Reporting Person.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2010

/s/ David N. Nemelka

David N. Nemelka

Exhibit 1

PUT AND CALL AGREEMENT

THIS PUT AND CALL AGREEMENT (this "Agreement") is made and entered into as of October 1, 2010, by and between David N. Nemelka, an individual ("DNN"), and McColee Partners LLC, an Alaska limited liability company ("McColee").

RECITALS

WHEREAS, McColee has acquired 250,000 Units (the "Units") of SANUWAVE Health, Inc. (the "Company"), with each Unit consisting of (i) one share of the Company's common stock, par value $0.001; (ii) a two-year Company common stock purchase warrant (the "Class D Warrant") to purchase one share of the Company's common stock at an exercise price of $2.00 per share; and (iii) an option, which expires on December 31, 2010, to purchase an additional 250,000 Units (the same number of Units McColee purchased previously) at a purchase price of $2.00 per Unit; and

WHEREAS, DNN desires to grant McColee a so-called "put" entitling McColee to sell the Units to DNN and obligating DNN to purchase the Units from McColee on the terms set forth herein, and McColee desires to grant DNN a so-called "call" entitling DNN to purchase the Units from McColee and obligating McColee to sell the Units to DNN on the terms set forth herein:

AGREEMENT

Now, Therefore, for and in consideration of the mutual covenants to be performed and benefits to be received hereunder, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, DNN and McColee agree as follows.

1. Grant of Put. DNN hereby grants to McColee a so-called "put" entitling McColee to sell the Units to DNN, and obligating DNN to purchase Units from McColee, for a purchase price of $2.20 per Unit (the "Put"). The Put shall be exercisable for a period of two years commencing with the date of this Agreement; provided that the Put shall terminate if the Call (as defined below) is exercised. The Put shall be exercised by McColee providing DNN with thirty (30) days' advance notice of McColee's irrevocable election to exercise the Put and sell the Units to DNN (the "Put Exercise Notice"). If the Put is exercised, DNN shall purchase the Units in installments commencing thirty days following DNN's receipt of the Put Exercise Notice or the next succeeding business day if such date falls on a holiday or a weekend (the "First Put Purchase Date"). On the First Put Purchase Date, and on each of the succeeding three monthly anniversaries of the First Put Purchase Date, DNN shall pay McColee $100,000 and McColee shall deliver to DNN 45,455 Units. On the 5th anniversary of the First Put Purchase Date, DNN shall pay the outstanding balance of the purchase price for the Units and McColee shall deliver to DNN the remaining number of purchased Units. DNN may, at his option, prepay all or any portion of the purchase price in which event McColee shall release the number of Units for which payments have been made. Once the put has been exercised by McColee, DNN shall be unconditionally and personally obligated to purchase the Units in the manner provided above and such obligation shall also be secured by any Units held by McColee from time to time for which payment has not been made.

2. Grant of Call. McColee hereby grants to DNN a so-called "call" entitling DNN to purchase the Units from McColee, and obligating McColee to sell the Units to DNN, for a purchase price of $4.00 per Unit (the "Call"). The Call shall be exercisable for a period of one year and three months commencing nine months from the date of this Agreement; provided, that the Call shall terminate if the Put is exercised. The Call shall be exercised by DNN providing McColee with thirty (30) days' advance notice of DNN's irrevocable election to exercise the Call and purchase the Units from McColee (the "Call Exercise Notice").

If the Call is exercised, DNN shall purchase the Units in installments commencing thirty days following McColee's receipt of the Call Exercise Notice or the next succeeding business day if such date falls on a holiday or a weekend (the "First Call Purchase Date"). On the Call First Purchase Date, and on each of the succeeding three monthly anniversaries of the First Call Purchase Date, DNN shall pay McColee $200,000 and McColee shall deliver to DNN 50,000 Units. On the 5th anniversary of the First Call Purchase Date, DNN shall pay the outstanding balance of the purchase price for the Units and McColee shall deliver to DNN the remaining number of purchased Units. DNN may, at his option, prepay all or any portion of the purchase price in which event McColee shall release the number of Units for which payment has been made. Once the Call has been exercised by DNN, DNN shall be unconditionally and personally obligated to purchase the Units in the manner provided above and such obligation shall also be secured by any Units held by McColee from time to time for which payment has not been made.

In the event the last sale price for the Company's common stock as reported on the OTC Bulletin Board, NASDAQ, or other over-the-counter quotation medium should exceed $4.00 per share (as adjusted for stock splits, stock dividends and similar corporate actions occurring subsequent to this Agreement) for a period of ten consecutive trading days, and if DNN has not at such time exercised the Call, then DNN shall be required to make monthly payments to McColee commencing at the end of the calendar month following the month in which such trading price requirement is satisfied and continuing at the end of each calendar month thereafter until terminated as provided below. Each such monthly payment shall be in an amount equal to $0.00417% of the unpaid purchase price for the call ($4,167 per month if the call is not exercised and no payments are made). Notwithstanding the foregoing, such monthly payments shall cease at such time as either: (i) the Call is exercised, or (ii) the last sale price for the Company's common stock in the over-the-counter market as provided above should be below $4.00 per share for two consecutive trading days (in which case the initial requirements must again be satisfied before such payments shall recommence).

3. Personal Guarantee. DNN personally guarantees the payment of any and all amounts due to McColee under this Agreement

4. Representations of McColee. In order to induce DNN to enter into this Agreement, McColee represents to DNN as follows:

(a) McColee is the sole owner of the Units, the Units are owned by it free and clear of any liens, security interests or other encumbrances whatsoever, and it has the right and authority to enter into this Agreement and sell the Units to DNN in accordance with the terms hereof without the consent or approval of any third party. During the term of this Agreement, McColee shall not sell, assign or otherwise transfer the Units to any third party nor shall it permit the Units to become subject to any lien, security interest or other encumbrance or any kind or nature.

(b) Neither McColee or its managers or members is an executive officer, director, or greater than 10% stockholder of the Company, and is not otherwise an "affiliate" of the Company within the meaning of Rule 144 promulgated under the Securities Act of 1933, as amended.

(c) McColee is aware of the price quotations for the Company's common stock in the over-the-counter market as of the date of this Agreement. McColee is aware that the Company is a reporting company and it has access to the periodic reports filed by the Company with the Securities and Exchange Commission and to the press releases disseminated to the public via the Internet. McColee is fully informed about the business and affairs of the Company and McColee has not

2

relied upon any representation of DNN in determining to enter into this Agreement, except those representations set forth in this Agreement.

5. Representations of DNN. In order to induce McColee to enter into this Agreement, DNN represents to McColee as follows:

(a) DNN represents that the Common Stock, Class D Warrants, and Options comprising the Units are being purchased for his own account, for investment purposes only and not for distribution or resale to others in contravention of the registration requirements of the Securities Act. DNN agrees that he will not sell or otherwise transfer the Common Stock, the Class D Warrants, the Options or the shares of Common Stock underlying the Class D Warrants and Options (collectively, the "Securities") unless they are registered under the Securities Act or unless an exemption from such registration is available.

(b) DNN represents and warrants that he is an "accredited investor" as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act and that he is able to bear the economic risk of any investment in the Units.

(c) DNN acknowledges that there is a limited public market for the Company's securities and DNN understands that Rule 144 (the "Rule") promulgated under the Securities Act requires, among other conditions, a minimum holding period prior to the resale of securities acquired in a non-public offering without having to satisfy the registration requirements under the Securities Act. DNN acknowledges that while Rule 144 presently is available with respect to the resale of the Units purchased by McColee (subject to applicable holding periods and volume limitations), the Company has made no representation or warranty regarding its fulfillment in the future of any reporting requirements under the Securities Exchange Act or 1934, as amended (the "Exchange Act"), or its dissemination to the public of any current financial or other information concerning the Company, as is required by the Rule as one of the conditions of its availability. DNN understands and hereby acknowledges that the Company is under no obligation to register the Securities comprising the Units under the Securities Act. DNN understands that the Company may permit the transfer of the Securities out of McColee's name only when McColee's request for transfer is accompanied by an opinion of counsel reasonably satisfactory to the Company that neither the sale nor the proposed transfer results in a violation of the Securities Act or any applicable state securities laws.

(d) DNN understands that the certificates representing the Units, until such time as they have been registered under the Securities Act, shall bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such certificates or other instruments):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE

3

SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS, OR (B) AN OPINION OF COUNSEL, IN A REASONABLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR APPLICABLE STATE SECURITIES LAWS, OR (II) UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT.

(e) DNN is aware of the price quotations for the Company's common stock in the over-the-counter market as of the date of this Agreement. DNN is aware that the Company is a reporting company and he has access to the periodic reports filed by the Company with the Securities and Exchange Commission and to the press releases disseminated to the public via the Internet. DNN is fully informed about the business and affairs of the Company, and has not relied upon any representation of McColee in determining to purchase the Units, except those representations set forth in this Agreement.

6. Miscellaneous Provisions. The representations of DNN and McColee set forth herein shall survive the execution of this Agreement, and the sale and delivery of the Units. The terms, covenants and conditions contained in this Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, successors, transferees and assigns. Neither McColee nor DNN shall assign this Agreement or any rights hereunder to anyone except with the prior written consent of the other party. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and may only be modified by a subsequent writing executed by both parties. If any term, covenant, condition or agreement of this Agreement or its application to any person or circumstance shall to any extent be invalid or unenforceable, the remainder of this Agreement or the application of such term, covenant, condition or agreement to persons or circumstances, other than those as to which it is invalid or unenforceable, shall not be affected thereby, and each term, covenant, condition or agreement of this Agreement shall be valid and shall be enforced to the extent permitted by law. Time is expressly made of the essence of all the provisions of this Agreement. If any proceeding is brought by a party with respect to a matter or matters governed by this Agreement, all costs and expenses of the prevailing party incurred in connection with such proceeding, including reasonable attorney's fees, shall be paid by the non-prevailing party. This Agreement shall be construed and enforced in accordance with, and governed by, the laws of the state of Utah. The individuals executing this Agreement represent and warrant that they have the power and authority to do so, and to bind the entities for which they are executing this Agreement.

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto effective as of the date first above written.

DNN:

David N. Nemelka, an individual

McColee:

McColee Partners LLC
An Alaska limited liability company

By

Keith Nellesen
Manager

4

Exhibit 2

PROMISSORY NOTE AMENDMENT

This Promissory Note Amendment is entered into this 12th day of October, 2010, by and between David N. Nemelka (the "**Holder**") and SANUWAVE Health, Inc., a Nevada corporation (the "**Company**").

WHEREAS, Reference is hereby made to those certain promissory notes between Holder and the Company dated March 1, 2010 and March 31, 2010, pursuant to which the Company promises to pay Holder the principal sums of $200,000 and $300,000, respectively (the "**Notes**"); and

WHEREAS, the Company and Holder desire to amend the Notes to allow for the conversion of the outstanding principal and interest on the Notes into Units (defined below).

NOW, THEREFORE, in consideration of the sum of Ten Dollars ($10.00), the receipt and sufficiency of which are hereby acknowledged, the Company and Holder, intending to be legally bound, hereby agree as follows:

1. The Notes are hereby amended by adding the following new paragraphs:

On or about October 1, 2010, the Company shall cause the conversion of all of the unpaid principal and interest on this Note into Units (defined below), the number of Units to be equal to the amount obtained by dividing (i) the unpaid principal and interest on this Note, by (ii) 2.

Each "**Unit**" consists of (i) one share of common stock, par value $0.001 per share (the "**Common Stock**"); (ii) a two-year common stock purchase warrant (the "**Warrant**") to purchase one share of Common Stock, at an exercise price of $2.00, in the form attached hereto as Exhibit A; and (iii) an option (the "**Option**"), which expires on December 31, 2010, to purchase the same number of Units as the Holder received upon the conversion of this Note, at the purchase price of $2.00 per Unit, in the form attached hereto as Exhibit B.

The Company shall deliver certificates evidencing the securities, warrants and options issuable upon such conversion of this Note within fifteen (15) business days of the conversion of this Note; provided, however, that the Company shall not be obligated to issue certificates evidencing the securities issuable upon such conversion unless this Note is either delivered to the Company or Holder notifies the Company that such Note has been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such Note. The Company shall, as soon as practicable after such delivery, or such agreement and indemnification, issue and deliver at such office to Holder, a certificate or certificates for the securities to which Holder shall be entitled as the result of a conversion, as mutually agreed to between the Company and Holder. The person or persons entitled to receive securities issuable upon such conversion shall be treated for all purposes as the record holder or holders of such securities on such date.

SGR\8310635.2

2. HOLDER, WITH RESPECT TO THE COMMON STOCK, THE WARRANT, THE OPTION AND THE COMMON STOCK ISSUABLE UPON EXERCISE OF THE WARRANT AND THE OPTION (THE "**SECURITIES**"), AGREES AND ACKNOWLEDGES THAT THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF ANY STATE. THE HOLDER AGREES AND ACKNOWLEDGES THAT THE SECURITIES ARE BEING ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND THE LAWS OF ANY APPLICABLE STATE, OR (B) AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER, AND ITS COUNSEL, TO THE EFFECT THAT THE SALE OR TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT AND SUCH STATE STATUTES, OR (II) UNLESS SOLD PURSUANT TO RULE 144 UNDER THE SECURITIES ACT.

3. Except as set forth herein, all the terms and conditions of the Notes shall remain in full force and effect.

IN WITNESS WHEREOF, the Company and Holder have signed this Promissory Note Amendment as of the date first written above.

SANUWAVE Health, Inc.

By: ________________________

Barry J. Jenkins
Chief Financial Officer

Holder

[signature]

David N. Nemelka

October 12, 2010

SGR\8310635.2